Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-3698

May 5, 2016

Jeff Long

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	SEC Questions on Neuberger Berman Registered Funds’ N-CSRs:
UST Global Private Markets Fund LLC (the “Fund”)

Dear Mr. Long:

This letter is in response to your phone call on January 5, 2016 with Andrew Allard of our firm regarding inquiries on the N-CSR for the period ending March 31, 2015 on the above captioned fund. Summarized below are the comments from that discussion, along with our responses.

In providing our response, we acknowledge that:  1) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings, 2) Securities and Exchange Commission (“Commission”) staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and 3) no Fund may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that where changes are being made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient. Rather, changes are being made primarily to accommodate staff requests.

Your questions/comments are reflected in bold, and our answers are beneath:

1)	Comment: The Fidelity Bond should be filed if there is one.

Response: The bond was filed on January 6, 2016.

2)	Comment: In the statement of assets and liabilities, suggestion that should include a line item for commitments and contingent liabilities with a cross reference to note 6.

Response: The Statement of Assets, Liabilities and Members’ Equity – Net Assets details the “Accompanying notes are an integral part of these financial statements”. We will consider adding a line item for commitments and contingent liabilities as appropriate.

If you have further questions, you can reach me at rconti@nb.com, or John McGovern, Treasurer of Neuberger Berman Funds, at jmcgovern@nb.com, Mark Bonner, Assistant Treasurer at Mark.Bonner@nb.com; or any of us at number above.

Very Truly Yours,

Robert Conti

President, Neuberger Berman Funds